Exhibit 1
Reporting Person                                                             ROBERT G. CROCKETT

Issuer Name                                                                    WESTVACO CORPORATION W
Address                                                                           One High Ridge Park
                                                                                        Stamford, CT  06905
Identification Number                                                      ###-##-####
Statement for Month                                                        October 2001

(a) Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from Westvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights. The Board of Directors may lower the above-mentioned thresholds to not less than 10%.

(b) The share amount indicated in Table I represents an estimate of the number of shares the reporting person has the right to acquire from a fund consisting of primarily Westvaco stock and some cash under the provisions of the Westvaco Savings and Investment Plan for Salaried Employees.